UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On October 18, 2024, Oriental Rise Holdings Limited, a Cayman Islands exempted company (the “Company”), closed its initial public offering (the “Offering”) of ordinary shares, par value $0.0008 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 33-274976), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 30, 2024. A final prospectus relating to this Offering was filed with the Commission on October 17, 2024. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with U.S. Tiger Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), the Company sold a total of 1,750,000 Shares at an offering price of $4.00 per share for gross proceeds of $7,000,000. The net proceeds to the Company from the Offering, after deducting discounts, expense allowance, and expenses, were approximately $5,732,847. Following the closing of the Offering, the Company has a total of 21,750,000 ordinary shares issued and outstanding. At the closing of the Offering, the Company deposited $500,000 from the gross proceeds from the Offering into an escrow account established by Wilmington Trust, National Association, as escrow agent, for purpose of covering potential indemnity obligations as set forth in the Underwriting Agreement. The indemnification escrow agreement is filed herewith as Exhibit 10.1.

On October 18, 2024, we released a press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2024	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Escrow Agreement
99.1	Press Release

3